1999 ANNUAL REPORT

BorgWarner

DRIVING GROWTH

DRIVING

FINANCIAL HIGHLIGHTS

BorgWarner Inc. and Consolidated Subsidiaries	**1999**	1998
millions of dollars, except per share data		
Net sales	**$2,458.6**	$1,836.8
Net earnings	**132.3**	94.7
Net earnings per share – basic	**5.10**	4.03
Net earnings per share – diluted	**5.07**	4.00
Average number of shares outstanding – basic {millions}	**25.9**	23.5
Average number of shares outstanding – diluted {millions}	**26.1**	23.7
Number of employees	**14,400**	10,100



BorgWarner 247
Growth Leader
in Cyclical Industry
NA Auto
Industry 130
1990
1993
1996
1999

BorgWarner Outpaces Industry Sales
Our sales have grown five times faster than North American vehicle sales when indexed to 1989 (1989 equals 100).

GROWTH

BorgWarner, driven by its pursuit of powertrain leadership and the passion of its people, is harnessing the momentum of worldwide technology changes in cars and trucks to propel profitable growth. Our expertise in engines and power transfer translates into cleaner air and improved performance for vehicles that are also fun to drive, secure and affordable.



John F. Fiedler, Chairman and Chief Executive Officer

"Our **commitment to growth** through powertrain **product leadership** is a reaffirmation of the **potential** of our heritage."

Growth By Market



14%
Asia
68%
Americas
18%
Europe

Combined Worldwide Sales

TO OUR SHAREHOLDERS The past year has been one of our most ambitious and successful. Earnings rose 27% per share; sales climbed 34%. A number of factors drove our record results:

- Increased BorgWarner content in new engine and automatic transmission programs that improve fuel economy and emissions
- Strong global auto production
- The continued popularity of sport-utility vehicles and light trucks
- Strong internal growth boosted by acquisitions

As a result, we entered 2000 with a solid base in powertrain technology that should fuel profitable growth, but with a frustration that our share price does not reflect our earnings potential. Our accomplishments in 1999 track our growth plan illustrated here:



2004
BorgWarner
GROWTH STRATEGY
EXTERNAL
Acquisitions
Internal Growth
CROSS BUSINESS
INTERNAL
EXISTING BUSINESSES
TECHNOLOGY OPPORTUNITIES
CURRENT BUSINESS
1998

- Strong **internal growth** accounted for over one-third of our sales increase in 1999. Each of our businesses delivered solid results. Of our 15% annual sales growth since 1994, 64% has come from existing operations.
- Our engine management technology was expanded with the **strategic acquisitions** of turbocharger and cooling systems businesses. Integration of these operations is underway, with gains in market shares and operating margins anticipated. Two major acquisitions in one year were challenging, but they complete a significant part of our plan.
- Four new **cross-business project teams** are developing leading-edge powertrain products. These projects range from automating manual transmissions and providing electronic front-wheel drive based four-wheel drive solutions to eliminating turbo lag and creating on-demand pump technology. Some of these projects are highlighted in this report.
- Our anticipated **new business** over the next three years is significantly higher than past levels, demonstrating the value of our commitment to research and development. Over this period, engine-related sales comprise about 70% of the new business, including major European turbocharger programs and the largest global engine program ever launched.
- Moving our people toward a **culture of product leadership** includes linking employee interests more closely with those of shareholders. The connection has been strengthened between employee compensation at all levels and creating value through better returns on our investments. An additional element of executive compensation is directly tied to total shareholder returns.

We stated in 1998 that, given the opportunities we had identified within our powertrain focus, we could double the size of the company by 2004 while delivering proportional earnings and returns. This is not growth for growth's sake but achieving our full potential and positioning us for the future.

Throughout our history we have been expert at capitalizing on technology changes — catching technology waves. The sport-utility vehicle wave created double-digit growth through 1997. As that wave crested, we moved aggressively to catch the wave of opportunity in engines. About half of our revenues in 2000 is expected to come from engine management components and systems. Beyond engines, we are creating new waves with leading-edge concepts in transmissions and in passenger-car-based four-wheel drive systems. This versatility is nothing new. BorgWarner has been innovating since 1928.

During 1999, we delivered record earnings and rewarded employees for economic value creation. Our stock price, however, was down almost 20%. I could cite the negative performance of the entire auto sector and indeed most manufacturing stocks, but it would not change the deep disappointment which all shareholders, including me, have felt. While I believe that the value of our earnings growth will ultimately be recognized in the marketplace, we continue to explore additional ways to reward shareholders that take advantage of our earnings power. Because I believe in our strategy and our people, I maintain my strong conviction that if you wish to own only one auto stock, that stock should be BorgWarner.

Sincerely,

John F. Fiedler
Chairman and Chief Executive Officer







MORSE TEC | TURBO SYSTEMS

1999 HIGHLIGHTS

Sales rise 60%. Strong demand for Morse TEC chain products and systems for engines, automatic transmissions and four-wheel drive boosts sales of these products. Accelerating demand for European passenger car turbochargers continues to fuel Turbo Systems' results. To better serve the growing market for turbochargers, Kuhlman Corporation is acquired in March. Facilities in Germany and Japan are expanded to accommodate new business.

MORSE TEC

BUSINESS DESCRIPTION

Global leader in the design and manufacture of automotive chain systems and components for engine timing, automatic transmission and four-wheel drive applications.

GROWTH OPPORTUNITIES

- Timing chain systems for direct injected diesel engines
- Engine timing systems moving from belts to chains in Japan and Europe
- Growth of overhead cam engines
- Systems integration; alternative technologies
- Chain belts and HY-VO pump drives for continuously variable transmissions
- MORSE GEMINI chain systems for noise reduction

PLANTS AND TECHNICAL CENTERS

HEADQUARTERS: Ithaca, New York

Arcore, Italy
Guadalajara, Mexico
Ithaca, New York
Nabari City, Japan
Simcoe, Ontario, Canada
Tainan Shien, Taiwan

TURBO SYSTEMS

BUSINESS DESCRIPTION

Leading designer and manufacturer of turbochargers for the passenger car and commercial vehicle markets.

GROWTH OPPORTUNITIES

- Direct injected diesel engines
- Emissions/fuel economy needs
- Emerging applications on light trucks and sport-utility vehicles
- New technologies such as variable geometry

PLANTS AND TECHNICAL CENTERS

HEADQUARTERS: Indianapolis, Indiana

Asheville, North Carolina
Bradford, England
Campinas, Brazil
Kirchheimbolanden, Germany

Kysor/Westran
Byron, Illinois

SALES millions of dollars



95 257.6
96 276.6
97 349.0
98 536.2
99 856.0

TORQTRANSFER SYSTEMS

1999 HIGHLIGHTS

Sales are up 9%, reflecting the continued popularity of light trucks and sport-utility vehicles. Four-wheel drive system sales to Ford light trucks and sport-utility vehicles and the Mercedes M-Class All-Activity Vehicle are strong. Exports of four-wheel drive (4WD) transfer cases to Korea recover. Development work intensifies on new all-wheel drive (AWD) systems for passenger cars and cross-over vehicles, attracting new customer interest.

BUSINESS DESCRIPTION

Leading independent global designer and producer of transfer cases and systems for four-wheel and all-wheel drive vehicles for the sport-utility, light truck and cross-over vehicle markets. Systems enhance driver safety, security, driveability and ease of use.

GROWTH OPPORTUNITIES

- Continued popularity of 4WD in an established market segment
- Growing popularity of 4WD/AWD passenger cars and cross-over vehicles
- European and emerging markets
- Application of electronically controlled torque management expertise in alternative technologies

PLANTS AND TECHNICAL CENTERS

HEADQUARTERS:
Sterling Heights, Michigan

Beijing, China (49% JV)
Cary, North Carolina
Livonia, Michigan
Longview, Texas
Margam, Wales
Muncie, Indiana
Pune, India (60% JV)
Seneca, South Carolina
Sirsi, India (60% JV)

SALES millions of dollars



95 405.5
96 476.8
97 613.6
98 518.8
99 563.3



AIR/FLUID SYSTEMS

1999 HIGHLIGHTS

Sales are up 40%. Demand for emission reduction products and transmission control modules drives growth, along with the inclusion of an acquired fuel systems business from Kuhlman Corporation. Electronic and electromechanical expertise supports new cross-business systems growth opportunities.

BUSINESS DESCRIPTION

Full service supplier of air induction and fluid control systems and electro-mechanical components, for enhanced engine and transmission performance, reduced emissions, fuel vapor recovery, and increased vehicle safety.

GROWTH OPPORTUNITIES

- Market consolidation of suppliers in strong strategic product segments
- Phase-in of new emission regulations in Europe and North America
- Direct injected gasoline and diesel engines
- Increased use of electronics and electromechanical actuation for underhood applications

PLANTS AND TECHNICAL CENTERS

HEADQUARTERS: Warren, Michigan

Blytheville, Arkansas
Buffalo, New York
Charlotte, North Carolina
Chester, South Carolina
Dixon, Illinois
Grand Rapids, Michigan
Rothbury, Michigan
Sallisaw, Oklahoma
Springfield, Ohio
Spring Lake, Michigan
Tulle, France
Water Valley, Mississippi
White Pigeon, Michigan

SALES millions of dollars



95 97.8
96 242.7
97 342.4
98 351.4
99 491.5



TRANSMISSION SYSTEMS

1999 HIGHLIGHTS

Sales are up 16%, excluding sold product lines. The group sees growth in revenues from increased European automatic transmission production, for both home and export markets. Demand remains strong in North America, driven by record light vehicle production and numerous new transmission programs. Business conditions have stabilized in Japan while a strong recovery is underway in Korea. Development of new systems to automate manual transmissions progresses into prototype and testing phases with European customers.

BUSINESS DESCRIPTION

Supplies “shift quality” components and systems including one-way clutches, transmission bands, friction plates, and clutch pack assemblies to virtually every automatic transmission maker in the world.

GROWTH OPPORTUNITIES

- Move from four- to five- to six-speed transmissions
- Shift from components to sub-systems strategy
- Development of subsystems for continuously variable transmissions (CVT)
- Automation of manual transmissions
- Substitution of modular wet starting clutches for torque converters

PLANTS AND TECHNICAL CENTERS

HEADQUARTERS: Lombard, Illinois

Bellwood, Illinois
Coldwater, Michigan
Eumsung, Korea (80% JV)
Frankfort, Illinois
Fukuroi City, Japan (50% JV)
Heidelberg, Germany
Ketsch, Germany
Lombard, Illinois (Aftermarket)
Margam, Wales
Sterling Heights, Michigan

SALES millions of dollars



95 378.1
96 392.2
97 369.4
98 355.0
99 413.4



COOLING SYSTEMS

1999 HIGHLIGHTS

Group is created from the 1999 acquisitions of the Fluid Power Division of Eaton Corporation and the cooling business of Kuhlman Corporation. The moves create the world leader in highly engineered engine cooling system solutions for improved engine temperature management. Worldwide operations present opportunities for market penetration and market share gains.

BUSINESS DESCRIPTION

Global leader in the design and supply of cooling system fan clutches and fans primarily for the sport-utility, light truck and commercial vehicle markets.

GROWTH OPPORTUNITIES

- Continued popularity of light truck and SUVs
- Consolidation of supplier base in commercial vehicles
- European, South American and Asian market expansion
- Module development agreements with other key suppliers
- Emission regulations related to diesels

PLANTS AND TECHNICAL CENTERS

HEADQUARTERS: Marshall, Michigan

Bradford, England
Cadillac, Michigan
Changwon, South Korea
Fletcher, North Carolina
Gainesville, Georgia
Hengoed, Wales
Indianapolis, Indiana
Markdorf, Germany
Ningbo, China (70% JV)
São José dos Campos, Brazil

SALES millions of dollars



99 142.8

Engines

More power, less waste. We **add value** as a partner in the development of new engines. Our **technology** makes them **quieter,** better performing, **cleaner** burning and more **fuel-efficient** and durable.


RESULTS
TRENDS
TECHNOLOGY
FUEL ECONOMY
AIR QUALITY
Engines
TIMING AND COOLING SYSTEMS
TURBOCHARGERS & AIR MANAGEMENT

GASOLINE



← Timing Chain/Systems
Chain types include inverted tooth silent, small pitch silent and roller chain; crankshaft and cam shaft sprockets; tensioners and snubbers; engine accessory and balance shaft drive components, variable valve timing systems

← Turbochargers
Turbochargers with water-cooled bearing housings; integrated boost pressure control valves and wastegates; variable sliding ring turbines; exhaust manifolds with integrated turbine housings; compressor housings with integrated recirculation valves; two-stage turbocharging systems

← Air Management/Emission Systems
Program management and software and system design; air induction and secondary air systems; throttle bodies, electric vacuum regulators, exhaust gas recirculation valves, solenoids, control valves, oil pumps

← Cooling Systems
Integrated cooling modules; electronically and mechanically controlled air sensing and coolant sensing fan clutch products; nylon and metal engine cooling fans

DIESEL



← Timing Chain/Systems
Chain types include inverted tooth silent, MORSE GEMINI, small pitch silent and roller chain; sprockets, tensioners and snubbers; torsional absorbing shaft drives; engine accessory components

← Turbochargers
Single, twin entry and water-cooled turbine housings; integrated boost pressure control valves and wastegates; variable geometry and variable sliding ring turbines; exhaust manifolds with integrated turbine housings; two-stage turbocharging and turbocompound systems

← Air Management/Emission Systems
Program management, device software and system design; variable turbine geometry control; electronic throttle control; air induction systems; throttle bodies, electric vacuum regulators, exhaust gas recirculation valves, solenoids, control valves

← Cooling Systems
Integrated cooling modules; electronically and mechanically controlled air sensing and coolant sensing fan clutch products; nylon and metal engine cooling fans

The **demand** for turbochargers is exploding, especially in Europe, where **direct injected** diesel engines are powering more and more **passenger cars.** For both diesel and gas-powered vehicles, turbochargers **lower fuel consumption,** allow smaller engines to provide the power of larger ones, and reduce emissions. That's because turbochargers use exhaust gases to **boost engine power** by delivering more air to the engine for a **cleaner, leaner burn.** To meet demand, we are **expanding capacity** and improving manufacturing efficiencies.

TURBOCHARGERS

TURBOCHARGER GROWTH

		1998 UNITS		2004 UNITS
Europe	Diesel	3,250,000	+23%	6,000,000
Japan	Diesel	650,000	+85%	800,000
Europe	Gasoline	485,000	+106%	1,000,000
Japan	Gasoline	775,000	+85%	800,000

The worldwide market for passenger car turbochargers is expected to grow 72% by 2004.



KIRCHHEIMBOLANDEN, GERMANY

From left to right:
Klaus-Peter Dörle, Edeltraut Wahl, Günter Krämer
BorgWarner Turbo Systems


Hokkaido
Sapporo
JAPAN
Honshu
Tokyo
Nagoya
Osaka
Hiroshima
Kitakyushu
Shikoku
Kyushu

CHAIN DRIVE SYSTEMS

Driven by **higher-torque,** more efficient gas and diesel engines, the move is on from simple chain or belt-driven engine components to more durable, quiet and smaller chain systems. In **North America,** the development of **overhead cam engines** is creating demand. In **Europe,** the growth driver is **direct injected** diesel engines. In **Japan,** carmakers are developing **new generation engines** with chain drives for sales worldwide. Production for the **first program** is underway, with rollout expected across five vehicle platforms.

Engine Chain Potential


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
98 03
98 03
98 03
Chain Engines
Belt Engines
Western Europe
33% Growth
Japan
115% Growth
North America
7% Growth

With our new entry in **engine management,** we are a leading supplier of **highly engineered** cooling systems. Our products can improve fuel economy and enhance emission reductions in **SUVs, light trucks** and commercial vehicles. **Growth** will come from **market expansion** and share gains, and from the move to integrated **cooling modules.** Modules will combine **electronics,** aerodynamics and materials science for lighter weight, greater efficiency and precise fan control, to ultimately improve fuel economy and **maximize cooling** potential.



COOLING SYSTEMS


INTEGRATED MODULES WILL DRIVE GROWTH

Trucks and SUVs will need to meet the same **emission standards** as cars by 2004. Carmakers must deliver **fuel economy** across their fleet of vehicles. Air **particulates** (smog: NOx) are main concern.


USA


EUROPE

Strict emission **requirements** are being phased in by 2005. **Carbon** emissions that have been linked to **global warming** are main focus. Lower cost **diesel** fuel burns cleaner in new turbocharged engines.

Congestion in cities brings increasing focus on government **regulations.** High fuel prices. Smog and global warming are issues, balanced against **basic transportation** and infrastructure needs.


JAPAN/ASIA

AIR QUALITY

Innovation in air and fluid management is expanding as concern for air quality grows. We are developing **integrated solutions** that improve performance and **reduce emissions.** These include **active air induction** systems for all types of engines; **electronic valves** and controls for more precise engine control; more responsive electronic **throttle control** systems for gasoline engines; and **specialized oil pumps** that facilitate higher powertrain efficiency. The move to **higher-volt electrical** systems also creates opportunities for **on-demand** systems that run only when needed.

Catching Technology Waves

1997 Sales	2000 Sales
15% Engines	50% Engines
40% 4WD	22% 4WD
45% AT	28% AT

As technology change creates opportunity, engine components and systems are our new growth catalyst.

Power Transfer

Electronically controlled, **driveable power** — We're experts at how to take raw **engine output** and **transfer** it through the drivetrain. From **smooth shifts** to **four-wheel drive** control, our proprietary **expertise** moves the world's cars and trucks.

WORLDWIDE

4WD MARKET DIRECTION


MILLIONS OF VEHICLES
0
1
2
3
4
5
6
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
RWD
FWD
VEHICLE BASE

AUTOMATIC TRANSMISSION PRODUCTION


MILLIONS OF UNITS
0
5
10
15
20
25
30
1997 1998 1999 2000 2001 2002 2003
Korea
North America
Europe
Japan

AUTOMATED TRANSMISSION



Traditional Automatics

Shift quality components and systems including transmission bands, friction plates, clutchpack modules, one-way and bi-directional clutches and clutch systems; torque converter lockup clutches; solenoids and control modules; HY-VO chain and sprocket systems; transmission pumps

Continuously Variable

Wet starting clutches, forward/reverse shifting components and systems; CVT chain belts, HY-VO pump drives; electro-hydraulic control devices and systems

Automated Manuals

Wet clutch modules; electro-hydraulic control modules

TORQUE MANAGEMENT



Rear-Wheel Drive Four-Wheel Drive

(SUVs and light trucks)

Part-time, full-time and on-demand transfer cases; automatic locking hubs; synchronizers; electronic control units; sensors and actuators; 4WD chain; clutch systems; pumps; electronic controls

Front-Wheel Drive AWD/4WD

(passenger cars and cross-over vehicles)

Torque management systems and devices

A new transmission concept that is as **fuel efficient** and **fun to drive** as a manual but feels like an automatic, is exciting automakers throughout **Europe.** That's **good news** for drivers in congested cities using **cellular telephones** and for carmakers with manual transmission **production facilities.** We are the first to marry **wet clutch** technology with **controls expertise** to provide both a smooth automatic shift and a manual option. A **cross-business project,** it creates a $1 billion new market opportunity.

AUTOMATIC/MANUAL


1998
2008
Traditional Automatic
Manual
Automated Manual
Continuously Variable

Automatic transmissions, both auto manuals and traditional automatics, are expected to grow from 18% to 55%.

European Transmission Market



KETSCH, GERMANY

From left to right:
Eric Sandstrom, Katharina Skop-Cardarella
Automated Manual Cross-Business Team


4
SPEED
5
SPEED
6
SPEED
INFINITY

REINVENTING TRANSMISSIONS

The **automatic transmission** will continue to be the **shift mode of choice** in North America, Japan, Korea, and a growing portion of Europe. Along with developing alternative technologies, we are also **reinventing traditional** transmissions for **improved fuel efficiency** and shift quality. Five-speed transmissions are emerging in Europe and Japan. On the horizon are **six-speed** transmissions, more **outsourcing** of subsystems by automakers, the continued development of **advanced friction** materials, and **"smart" transmissions** where a computerized "brain" function is built right into a transmission.


Automatic transmissions shift about
50%
of vehicles produced each year.

Imagine the **security** of **electronic** four-wheel drive, like that in large sport-utility vehicles, but in small, affordable systems for **passenger cars** and small SUVs. That's our **next great idea** in four-wheel drive. Beyond the passive systems of today's small SUVs, we've **patented technology** to integrate torque management in **front-wheel drive** cars and trucks, creating one of the **most responsive** four-wheel/all-wheel drive systems yet. Watch for it in mini-vans, station wagons and **cross-over vehicles,** the first of which roll off production lines in 2001.

TORQUE MANAGEMENT

FWD 4X4 GROWTH BY REGION


VEHICLES (MILLIONS)
1.4
1.2
1.0
.8
.6
.4
.2
0
1998
2000
2002
2004
North America
Western Europe
Japan


VEHICLE DYNAMICS
Active AWD: fast response maintains control
Passive AWD: slower response limits control

DETROIT, MICHIGAN, USA

From left to right:
Chris Kowalsky, Robert Meilinger, Chris Blair
Integrated Torque Management Cross-Business Team

FINANCIALS

1 9 9 9

SOLID SALES GROWTH



millions of dollars
3000
2500
2000
1500
1000
500
0
1992
1993
1994
1995
1996
1997
1998
1999
Combined Worldwide Sales
Consolidated Worldwide Sales

SALES DISTRIBUTION BY MARKET



Combined Worldwide Sales
17% DaimlerChrysler
28% Ford
12% GM
6% Toyota
4% VW-Audi
31% All Others
2% Renault/Nissan

RISING NET INCOME



millions of dollars
150
120
90
60
30
0
1993
1994
1995
1996
1997
1998
1999

INTRODUCTION

BorgWarner Inc. (formerly Borg-Warner Automotive, Inc.) (the "Company") is a leading global supplier of highly engineered systems and components for powertrain applications. Its products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport-utility vehicles, trucks, commercial transportation products and industrial equipment. The following significant acquisitions and divestitures have strengthened the product leadership focus of the Company in recent years.

In March 1999, the Company acquired Kuhlman Corporation ("Kuhlman Acquisition"), a manufacturer of vehicle and electrical products. The electrical products businesses did not fit the Company's strategic direction and were sold later in 1999 as planned. The remaining businesses, formerly known as the Schwitzer Group ("Schwitzer") and Kysor, primarily manufacture turbochargers, fuel systems, fans and fan drives and HVAC. These businesses have been integrated into the following operating segments: Air/Fluid Systems, Cooling Systems and Morse TEC.

In October 1999, the Company acquired the Fluid Power Division of Eaton Corporation ("Fluid Power Acquisition"), a leader in manufacturing powertrain cooling solutions, and combined them with the Schwitzer cooling businesses to form a new operating segment, Cooling Systems.

In October 1997, the Company acquired a majority interest in a German turbocharger and turbomachinery manufacturer, AG Kühnle, Kopp & Kausch ("AG Kühnle"). Since the turbomachinery business does not fit the strategic direction of the Company, its results have been excluded from the consolidated financial statements and it has been reported as an investment held for sale. In October 1998, the Company purchased 100% of AG Kühnle's turbocharger business, which is reported as part of the Morse TEC operating segment.

The divestiture of three businesses in recent years, historically included in the Transmission Systems operating segment, also affect year-over-year comparisons. In 1999, the Company sold its forged powder metal race business. The sales of the forged powder metal connecting rod business and the torque converter business were completed in 1998.

These acquisitions and divestitures are discussed in more detail later in this analysis.

RESULTS OF OPERATIONS

Results by Operating Segment

The Company's products fall into five reportable operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. Cooling Systems was added in 1999 as a result of the acquisitions described above. TorqTransfer Systems was previously named Powertrain Systems and Transmission Systems was previously known as Automatic Transmission Systems. The name changes were made to recognize the expanded growth opportunities for each of these businesses. The segments are profiled on pages 4 and 5. The following tables detail sales and earnings before interest and taxes ("EBIT") by segment for each of the last three years.

Net Sales

millions of dollars

YEAR ENDED DECEMBER 31,	1999	1998	1997
Air/Fluid Systems	**$ 491.5**	$ 351.4	$ 342.4
Cooling Systems	**142.8**	—	—
Morse TEC	**856.0**	536.2	349.0
TorqTransfer Systems	**563.3**	518.8	613.6
Transmission Systems	**413.4**	355.0	369.4
Divested operations	**41.3**	121.1	150.2
Intersegment eliminations	**(49.7)**	(45.7)	(57.6)
Net sales	**$2,458.6**	$1,836.8	$1,767.0

Earnings Before Interest and Taxes

millions of dollars

YEAR ENDED DECEMBER 31,	1999	1998	1997
Air/Fluid Systems	**$ 44.9**	$ 25.1	$ 15.1
Cooling Systems	**18.2**	—	—
Morse TEC	**112.9**	78.5	64.7
TorqTransfer Systems	**41.2**	28.4	46.4
Transmission Systems	**54.1**	42.7	56.4
Divested operations	**(5.0)**	2.0	(3.2)
Earnings before interest and taxes	**$266.3**	$176.7	$179.4

Air/Fluid Systems experienced increases in sales and EBIT of $140.1 million and $19.8 million, or 39.9% and 78.9%, respectively, compared to the prior year. Net of the effects of the Kuhlman Acquisition, sales and EBIT increased by $42.5 million, or 12.1%, and $10.3 million, or 41.0%, respectively. The increases were largely attributable to increased demand for emission reduction products and transmission solenoids.

The increase in 1998 sales to $351.4 million was due largely to changes in transmission solenoid production for a new Chrysler transmission and increased demand for air induction modules on Chrysler LH vehicles.

Air/Fluid Systems remains a substantial opportunity for growth because of the increased worldwide emphasis on improved operating efficiency and reduced emissions, both of which can be realized through improved engine air and fuel management. Other opportunities in the coming

years include control devices for automated manual transmissions, and because of the fragmented nature of the supplier base in this segment, system solutions for fuel economy and emission requirements.

Cooling Systems, formed as a combination of the Fluid Power Division acquired from Eaton Corporation and the commercial cooling businesses acquired in the Kuhlman Acquisition, represents a new growth platform for the Company. Sales of viscous fan clutches, on-off fan drives and fans providing better fuel economy and improved emissions in a full range of sport-utility vehicles ("SUV"), light trucks and commercial vehicles are expected to provide strong growth in the coming years. For the abbreviated portion of 1999 that these businesses were owned by the Company, they contributed sales of $142.8 million and EBIT of $18.2 million.

The Morse TEC business segment experienced continued growth in 1999 as sales and EBIT increased by $319.8 million and $34.4 million, respectively. Net of the effect of the Kuhlman Acquisition, sales increased by $129.7 million, or 24.2%, and EBIT improved by $26.3 million, or 33.5%. Year over year comparisons benefit from elevated worldwide demand for engine timing systems, and the increased proportion of direct-injection diesel engines with turbochargers in European passenger cars. The Company expanded its European turbocharger capacity during 1999, and will continue to expand in the future, in an effort to capitalize on this trend.

Morse TEC sales revenue increased $187.2 million in 1998 from 1997, and, net of the turbocharger business acquired in 1997, sales increased by $29.2 million, or 9.0%. Strong North American demand more than offset weakness in Asia and the impact of the 1998 General Motors ("GM") strike.

The strong growth trend at Morse TEC is expected to continue in the coming years as turbocharger capacity is increased to meet ramped-up demand on direct-injection diesel passenger cars and as new generations of variable geometry turbochargers for commercial diesel applications are introduced. These factors are expected to translate into double-digit growth rates for this segment. The introduction of additional new products, including timing systems for Chrysler overhead cam engines, other timing systems, transmission applications, and drive chain for the new Toyota hybrid engine and other Japanese applications are expected in the coming years. This segment is also expected to benefit from the conversion of engine timing systems from belts to chains in both Europe and Japan.

TorqTransfer Systems' sales and EBIT rebounded from 1998, increasing by $44.5 million and $12.8 million, or 8.6% and 45.1%, respectively. The improvements over 1998 were largely related to the stabilization or reversal of certain factors which had deflated 1998 results, including reductions in four-wheel drive ("4WD") transfer case shipments for the Ford F-150 truck and declines in 4WD transfer case shipments to Ssangyong in Korea due to the sluggish Asian economy. Significantly higher 4x4 installation rates on Ford V8 and small pick-up trucks in 1999 and the continued popularity of SUVs and light trucks also enhanced results.

TorqTransfer Systems 1998 sales trailed exceptional 1997 results by $94.8 million. Strong 4x4 installation rates on the Ford Ranger and a full year of sales on the Mercedes-Benz M-Class All-Activity Vehicle launched in 1997 were only partially able to offset the negative impact of the 1998 factors discussed above.

While sales are expected to remain strong, the revenue growth for TorqTransfer Systems is not expected to return to 1997 levels. Sales are expected to be fairly level over the next few years and efforts will be made to keep cost reductions in line with selling price concessions given to customers. Market expansion into 4WD for front-wheel drive passenger cars, currently under development, is expected to stimulate growth longer-term.

Transmission Systems, net of the businesses divested in 1999 and 1998, showed increases in sales and EBIT of $58.4 million and $11.4 million, or 16.5% and 26.7%, respectively, versus the prior year. Of the Company's operating segments, Transmission Systems benefited most from the strong worldwide automotive production in 1999 because of the segment's global diversification and application to passenger cars, SUVs and light trucks. Comparisons are also enhanced by the absence of the 1998 North American GM strike and the stabilization of the Asian economy in 1999.

The segment experienced a 3.9% decrease in sales in 1998 from 1997. Strong sales in Europe did not offset the negative impact of the North American GM strike and the weakness of the Asian economy. Customer product mix issues also heavily impacted this segment, particularly the industry-wide shift in emphasis from passenger cars to trucks.

Transmission Systems expects strong results in the coming years based on industry trends and opportunities to develop and provide entire subsystems for future generations of automatic transmissions and system solutions for alternative drivetrain configurations, including continuously variable transmissions and automated manual transmissions. Increased penetration of automatic transmissions and increased content as automatic transmissions trend from four- to five-speed and from five- to six-speed transmissions should also provide opportunities.

Divested operations includes three divested Transmission Systems businesses; the forged powder metal race business sold in 1999, and the torque converter and connecting rod businesses sold separately in 1998. These businesses did not fit the strategic goals of the Company and management believed the Company's resources were better spent on its core technologies in highly engineered components and systems. The sales of these businesses did not result in a significant gain or loss in any of the years presented. Together, these businesses contributed sales of $41.3 million, $121.1 million and $150.2 million and EBIT of $(5.0) million, $2.0 million and $(3.2) million in 1999, 1998 and 1997, respectively.

The Company's top ten customers accounted for approximately 75% of consolidated sales compared to 81% in 1998 and 84% in 1997. The decline in the overall percentage of sales to the top ten customers resulted from new customers gained through acquisitions. Ford continues to be the Company's largest customer with 31% of consolidated sales in 1999, compared to 36% and 43% in 1998 and 1997, respectively. DaimlerChrysler, the Company's second largest customer, represented 19%, 19% and 14% of consolidated sales in 1999, 1998 and 1997, respectively, and GM accounted for 13%, 16%, and 20%, respectively. No other customer accounted for more than 10% of sales in any of the periods presented.

OTHER FACTORS AFFECTING RESULTS OF OPERATIONS

The following table details the Company's results of operations as a percentage of sales:

YEAR ENDED DECEMBER 31,	1999	1998	1997
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**76.8**	79.0	77.8
Depreciation	**3.7**	4.1	4.0
Selling, general and administrative expenses	**8.3**	7.4	7.5
Goodwill amortization	**1.3**	0.9	1.0
Minority interest, affiliate earnings and other income, net	**(0.5)**	(0.5)	(0.6)
Earnings before interest and taxes	**10.4%**	9.1%	10.3%

1999 compared with 1998

Overall, the Company realized a 33.9% sales growth in 1999 versus 1998. While much of the increase was related to acquisitions, internal growth from businesses held for both periods amounted to 14.7%. As a comparison, worldwide automobile and light truck production increased by 4.2%, including increases of 9.5% and 1.0% in North America and Japan, respectively, while Western European production was essentially flat. The Schwitzer and Kysor businesses which were owned for ten months in 1999 contributed $381.3 million to sales and the Fluid Power businesses, which were owned for the last three months of 1999 contributed $46.8 million to sales.

Net earnings for 1999 of $132.3 million, or $5.07 per diluted share, were 39.7% above 1998 earnings of $94.7 million, or $4.00 per diluted share. The primary growth drivers, as discussed above, were strong global automotive markets, growth in engine timing systems applications and strong demand for turbochargers, especially in European passenger cars, increased content on new generations of transmissions, improvements in 4x4 installation rates on light trucks and acquisitions. Improvements over 1998 also reflect the absence of the 1998 GM strike and the improved condition of the Asian economy in 1999.

Gross margin for 1999 was 23.2%, an improvement from 1998 and 1997 margins of 21.0% and 22.2%, respectively. While the increase is partly attributable to higher margin businesses acquired during the year, the Company's core businesses also showed gross margin improvement, despite price reductions to customers of approximately $35 million in 1999, as compared to $23 million and $18 million in 1998 and 1997, respectively. To offset the impact of price reductions, the Company actively pursues offsetting reductions from its suppliers and changes in product design to remove cost and/or improve manufacturability. The Company was nearly able to offset price concessions with cost reduction and productivity improvement programs. The relatively high level of worldwide automobile and light truck production also contributed to the margin improvement through economies of scale.

Consolidated EBIT increased by $88.6 million. For the businesses held for all periods, the increase was $58.8 million. Although depreciation as a percentage of sales decreased somewhat in 1999, depreciation expense increased by $16.5 million as a result of the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. The acquisitions also increased amortization expense in 1999 by $15.3 million over the prior year. Together, depreciation and amortization expense remained at 5% of sales. Selling, general and administrative expenses ("SG&A") as a percentage of sales increased to 8.3% from 7.4%. The increase resulted from the acquisition of businesses with higher SG&A spending levels, as well as the Company's continued commitment to research and development ("R&D") in order to capitalize on growth opportunities. R&D spending increased to $91.6 million, or 3.7% of sales, in 1999, as compared with

$65.1 million, or 3.5% of sales in 1998. A number of cross-segment R&D programs were initiated during 1999, which are expected to result in increased revenues within a few years. The Company anticipates R&D approaching 4.0% of sales in the coming years in order to support its commitment to product leadership. At the same time, the Company plans to concentrate on controlling non-R&D SG&A costs in order to maintain SG&A levels near 8.0% of sales.

Equity in affiliate earnings and other income increased $3.8 million from 1998, mainly due to the improved results of the Company's 50% owned Japanese joint venture, NSK-Warner. The Company's equity in NSK-Warner's earnings of $12.9 million was $5.3 million higher than the prior year. Approximately two-thirds of the increase was attributable to improved operating performance, with the remaining one-third due to the stabilization of the yen in 1999.

The $22.3 million increase in interest expense and finance charges is consistent with higher debt levels required to finance the two major acquisitions in 1999 and rising interest rates in the U.S.

The effective tax rate for 1999 was 36.1% compared with a rate of 32.7% for 1998. The increase is largely due to the non-deductibility of the goodwill associated with the Kuhlman Acquisition, as well as increased income in higher tax jurisdictions.

1998 compared with 1997

The Company realized 4.0% sales growth in 1998 versus 1997 against a backdrop of essentially flat worldwide automobile and light truck production, with North American and Japanese production decreasing 1.4% and 8.5%, respectively, and European production increasing 6.5%. However, for businesses held throughout both years, the Company's sales declined 3.7%. The German turbocharger business, AG Kühnle, contributed $182.9 million to 1998 sales, an increase of $158.1 million over the two months the business was owned in 1997. Two product lines sold during 1998, as discussed above, contributed $73.5 million to 1998 sales, a decrease of $27.9 million from the prior year. Factors cutting across each of the business segments that negatively impacted the Company's 1998 sales included the GM strike in June and July of 1998 and the weakness of the Asian economy. These external events deflated sales by approximately $25 million and $33 million, respectively.

Net earnings for 1998 totaling $94.7 million, or $4.00 per diluted share, were 8.2% below 1997 earnings of $103.2 million, or $4.31 per diluted share. The factors discussed above are responsible for the changes.

In particular, the weakness of the Asian economy impacted earnings by approximately $.60 per share, while the GM strike cost the Company approximately $.30 per share in earnings. The effects of the Asian downturn were most damaging to the Transmission Systems and Morse TEC business segments, as well as to affiliate earnings; the other segments were less affected by Asia. The GM strike affected each of the business segments, most significantly Transmission Systems and Morse TEC.

The Company experienced a decline in consolidated EBIT of 8.2% to $167.6 million for 1998. For businesses held throughout both years, the decrease was 14.9%. Depreciation continued to increase in 1998 due mainly to a full year of results from the turbocharger business and increases in capital spending in recent years. SG&A as a percentage of sales declined slightly to 7.4% from 7.5% as the Company continued its commitment to keeping spending down in this area, apart from R&D. The Company views spending on R&D as a key corporate strategy necessary in order to develop proprietary new products and enhancements to existing products. In 1998, R&D spending represented 3.5% of sales versus 3.3% in 1997. In order to support its commitment to product leadership, the Company plans to increase R&D spending in the future.

Equity in affiliate earnings and other income was down $2.9 million from 1997, including an $8.5 million decline in equity in affiliate earnings. The decrease in equity in affiliate earnings is largely attributable to the weakness of the Asian economy in 1998. As a result, the Company's equity in the earnings of NSK-Warner declined to $7.6 million in 1998 from $13.7 million in 1997. Partially offsetting the reductions in affiliate earnings were certain transactions of a non-recurring or non-operating nature. The Company recorded a $3.3 million gain on the sale of its 50% share of Warner-Ishi in 1998 and recorded a $4.3 million charge in 1997 to reduce the carrying value of certain joint venture investments in China and Korea.

Interest expense and finance charges increased by $2.3 million versus 1997. The Company incurred interest on its additional borrowings to purchase the turbocharger business in October 1998 and also needed to maintain slightly higher debt levels to finance operations because cash flow from operations trailed prior year levels throughout much of 1998.

The effective tax rate for 1998 was 32.7% compared with a rate of 34.6% for 1997. The tax rates for both years were below the standard federal and state rates due to the realization of R&D and foreign tax credits.

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash and cash equivalents decreased $22.3 million at December 31, 1999 compared with December 31, 1998. The $542.4 million net cash paid for the Kuhlman Acquisition and the $313.1 million net cash paid for the Fluid Power Acquisition were partly funded by proceeds from long-term debt issuances and the excess of cash generated from operating activities over capital expenditures. In addition to the cash paid, the Kuhlman Acquisition was funded by additional consideration, including the issuance of $149.8 million of the Company's common stock, the increase in receivables sold by $25.0 million and the assumption, and subsequent refinancing, of $131.6 million of debt.

On February 22, 1999, the Company issued $200 million of 6.5% senior unsecured notes maturing in February 2009 and $200 million of 7.125% unsecured notes maturing in February 2029 to partially fund the Kuhlman Acquisition. On September 28, 1999, the Company issued $150 million of 8% senior unsecured notes maturing September 2019 to partially fund the Fluid Power Acquisition.

During 1999, the Company received a $30.3 million dividend and other amounts from AG Kühnle. The dividend had no effect on cash flow since the $30.3 million of AG Kühnle cash had been recorded on the December 31, 1998 Consolidated Balance Sheet. Cash proceeds from the sales of Kuhlman Electric, the forged powder metal race business and the land and building remaining from the 1998 divestiture of the torque converter business, amounting to $105.1 million, $45.5 million and $11.5 million, respectively, were primarily used to lower the Company's long-term debt.

Operating cash flow of $344.5 million for 1999 exceeded 1998 operating cash flow by $211.9 million, and consists of $132.3 million of net earnings, non-cash charges of $105.3 million and a $106.9 million decrease in net operating assets and liabilities, net of the effects of acquisitions and divestitures. Non-cash charges are primarily comprised of $91.3 million in depreciation and $32.1 million of goodwill amortization, both of which increased compared to 1998. Depreciation expense increased by $16.5 million due to the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. The increase in goodwill amortization is attributable to the Kuhlman and Fluid Power Acquisitions. The decreased investment in net operating assets reflected in the December 31, 1999 balance sheet is mainly due to decreased receivables and increased payables and accrued expenses. The cash flow effect from a decrease in receivables was $41.1 million in 1999 due mainly to a major customer deferring $33 million in payments at the end of 1998. This represented a one-time reversing cash flow item as the payment was received in early January 1999. Accounts payable and accrued expenses increased by $57.9 million due to higher business levels.

Capital spending totaling $143.4 million in 1999 was $21.2 million greater than in 1998. Approximately 55% of the 1999 spending was related to expansion, as opposed to renewal and replacement, cost reduction and other. Capital spending increased in all geographic regions, including Europe and Asia, particularly in support of double-digit sales growth for turbochargers and timing systems. Major capital projects included the expansion of the Company's facility in Japan and its turbocharger operations in Germany. The Company anticipates maintaining higher capital spending levels in 2000 to drive expansion.

Stockholders' equity increased by $280.2 million in 1999. In addition to the $149.8 million of common stock issued to partially finance the Kuhlman Acquisition, net income of $132.3 million was partially offset by dividends of $15.5 million. In relation to the dollar, the currencies in foreign countries where the Company conducts business strengthened, causing the currency translation component of other comprehensive income to increase by $11.9 million in 1999.

The Company believes that the combination of cash from its operations and available credit facilities will be sufficient to satisfy cash needs for its current level of operations and planned operations for the foreseeable future.

OTHER MATTERS

Acquisition of Kuhlman Corporation

On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman Corporation ("Kuhlman"), for a purchase price of $693.0 million. The Company also assumed $131.6 million of Kuhlman's existing indebtedness, which it subsequently refinanced. The Company funded the transaction by issuing 3,287,127 shares of BorgWarner Inc. common stock with a value of $149.8 million and by borrowing approximately $543.2 million.

Kuhlman was a diversified industrial manufacturing company that operated in two product segments: vehicle and electrical products. In vehicle products, Kuhlman's Schwitzer and Kysor units were leading worldwide manufacturers of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ventilation/air conditioning systems, and other products for commercial transportation and industrial equipment. The Company is in the process of integrating the former Schwitzer and Kysor units and has included their results since the date of the acquisition in the consolidated financial statements.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric Corporation ("Kuhlman Electric") and Coleman Cable Systems, Inc. ("Coleman Cable"). These businesses manufactured

transformers for the utility industry and wire and cable for utilities and other industries. These products did not fit the Company's strategic direction and, at the time of the Kuhlman Acquisition, the Company announced that it intended to sell the businesses by the end of the year. These businesses were accounted for as businesses held for sale during 1999, and as such, no sales or income between the date of acquisition and their dates of sale was included in the consolidated results of the Company.

As of December 31, 1999, the Company has completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for a net sale price of $120.1 million, including debt securities with a face value of $15.0 million. The sale of Coleman Cable for a net sales price of $137.3 million to a group of equity investors, closed into escrow as of December 30 and cleared escrow on January 4, 2000. Proceeds included debt securities with a face value of $15.3 million. Proceeds from the sales were used to repay indebtedness. In the December 31, 1999 Consolidated Balance Sheet, the Company's net investment in Coleman Cable, is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products business compared with the total Kuhlman business.

Acquisition of Eaton Corporation's Fluid Power Division

Effective October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry, at a total cost of $321.7 million. To partially finance the acquisition, the Company issued $150 million of 8% senior unsecured notes maturing September 2019. Cash from operations funded the remainder of the acquisition price. The Fluid Power Division designs and produces a variety of viscous fan drive cooling systems primarily for passenger vehicles such as light trucks, sport-utility vehicles and vans. Along with the commercial cooling systems business acquired from Kuhlman in March, 1999, this acquisition positions the Company to globalize modular cooling systems integration opportunities across a full range of vehicle types.

Sale of Forged Powder Metal Race Business

In October 1999, the Company sold its one-way clutch forged powder metal race business in Gallipolis, Ohio to GKN Sinter Metals, Inc., a subsidiary of UK-based GKN plc. GKN initially paid the Company $45.5 million in the fourth quarter, subject to a post-closing adjustment. No significant gain or loss was recorded on this sale. The forged powder metal business was originally acquired as part of the Company's purchase of the Precision Forged Products Division of Federal-Mogul Corporation in 1995.

Litigation

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 40 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 1999 of approximately $17.8 million. The Company expects this amount to be expended over the next three to five years.

The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

Year 2000 Issues

Throughout 1998 and 1999, the Company was engaged in programs to upgrade certain aspects of its operations to ensure that business systems would continue to function effectively when year 2000 arrived or when other potentially triggering dates were reached. These programs encompassed business operating systems, manufacturing operations, operating infrastructure, customers and suppliers. The Company used these programs as an opportunity to upgrade and enhance many of its business systems as well as to deal with year 2000 non-compliant items.

These efforts identified a few non-compliant items, substantially all of which were dealt with on a timely basis. Items not corrected were deemed to be non-critical or not having a failure mode. Corrections were implemented throughout 1999, with most completed in accordance with the timelines established by the Automotive Industries Action Group ("AIAG").

On January 1, 2000, the Company ran all its systems utilizing the new year 2000 date. Some minor failures were experienced, but immediately remedied. Since January 1, no significant failures have occurred. In addition, the Company has not experienced any significant year 2000 related problems with its customers, vendors or suppliers.

Total spending related to these programs was $14.4 million through December 31, 1999, of which approximately $10.4 million was capitalized and $4.0 million was expensed. The bulk of such spending was for system improvements and enhancements, and not to correct year 2000 non-compliance.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The Company is currently assessing the impact of this statement on the Company's results of operations, financial condition and cash flows. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging activities – Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS 133 by deferring for one year, the effective date of SFAS 133, to those fiscal years beginning after June 15, 2000.

Market Risk Disclosure

The Company's primary market risks include fluctuations in interest rates and foreign currency exchange rates. The Company is also exposed to changes in the prices of commodities used in its manufacturing operations. However, commodity price risk is not considered to be material. The Company does not hold any market risk sensitive instruments for trading purposes.

The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk, which include monitoring of the Company's level of exposure to each market risk.

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. The Company measures its interest rate risk by estimating the net amount by which the fair value of all of its interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical, instantaneous 10% change in interest rates as of December 31, 1999, the net fair value of these instruments would decrease by approximately $45.2 million if interest rates decreased, and would increase by approximately $40.3 million if interest rates increased. The Company's interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

Foreign currency risk is the risk that the Company will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates its foreign currency exchange rate risk principally by establishing local production facilities in markets it serves, by invoicing customers in the same currency as the source of the products and by funding some of its investments in foreign markets through local currency loans. The Company also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. In the aggregate, the Company's exposure related to such transactions is not material to the Company's financial position, results of operations or cash flows.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expression are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers by vehicle manufacturers, fluctuations in demand for vehicles containing the Company's products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 1999.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The information in this report is the responsibility of management. BorgWarner Inc. (the "Company") has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with generally accepted accounting principles.

The accompanying consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available all the Company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1999, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

The Company's Finance and Audit Committee, composed entirely of directors of the Company who are not employees, meets periodically with the Company's management and independent auditors to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. To guarantee independence, the Finance and Audit Committee and the independent auditors have unrestricted access to each other with or without the presence of management representatives.

John F. Fiedler
Chairman and
Chief Executive Officer

Lawrence B. Skatoff
Executive Vice President
and Chief Financial Officer

February 2, 2000

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of BorgWarner Inc.

We have audited the consolidated balance sheets of BorgWarner Inc. and subsidiaries (formerly Borg-Warner Automotive, Inc.) as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 2, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS

millions of dollars except per share amounts

FOR THE YEAR ENDED DECEMBER 31,	**1999**	1998	1997
Net sales	**$2,458.6**	$1,836.8	$1,767.0
Cost of sales	**1,888.5**	1,450.7	1,375.4
Depreciation	**91.3**	74.8	70.4
Selling, general and administrative expenses	**203.3**	135.1	132.0
Minority interest	**1.3**	2.1	3.2
Goodwill amortization	**32.1**	16.8	16.7
Equity in affiliate earnings and other income	**(14.1)**	(10.3)	(13.2)
Earnings before interest expense, finance charges and income taxes	**256.2**	167.6	182.5
Interest expense and finance charges	**49.2**	26.9	24.6
Earnings before income taxes	**207.0**	140.7	157.9
Provision for income taxes	**74.7**	46.0	54.7
Net earnings	**$ 132.3**	$ 94.7	$ 103.2
Net earnings per share			
Basic	**$ 5.10**	$ 4.03	$ 4.35
Diluted	**$ 5.07**	$ 4.00	$ 4.31
Average shares outstanding (thousands)			
Basic	**25,948**	23,479	23,683
Diluted	**26,078**	23,676	23,934

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

millions of dollars

DECEMBER 31,	1999	1998
Assets		
Cash	**$ 11.1**	$ 37.8
Short-term securities	**10.6**	6.2
Receivables	**216.2**	185.4
Inventories	**164.4**	115.7
Deferred income taxes	**2.8**	4.7
Prepayments and other current assets	**153.2**	26.3
Total current assets	**558.3**	376.1
Land	**32.5**	24.0
Buildings	**239.0**	199.7
Machinery and equipment	**834.1**	692.6
Capital leases	**5.3**	5.7
Construction in progress	**93.2**	82.9
	1,204.1	1,004.9
Less accumulated depreciation	**408.1**	370.4
Net property, plant and equipment	**796.0**	634.5
Investments and advances	**160.3**	141.9
Goodwill	**1,284.7**	560.4
Deferred income taxes	**18.8**	7.7
Other noncurrent assets	**152.6**	125.5
Total other assets	**1,616.4**	835.5
	$2,970.7	$1,846.1
Liabilities and Stockholders' Equity		
Notes payable	**$ 134.0**	$ 145.0
Accounts payable and accrued expenses	**433.7**	276.9
Income taxes payable	**92.1**	32.2
Total current liabilities	**659.8**	454.1
Long-term debt	**846.3**	248.5
Long-term liabilities:		
Retirement-related liabilities	**343.9**	318.6
Other	**54.4**	39.1
Total long-term liabilities	**398.3**	357.7
Minority interest in consolidated subsidiaries	**8.8**	8.5
Commitments and contingencies	**—**	—
Capital stock:		
Preferred stock, $.01 par value; authorized shares: 5,000,000; none issued	**—**	—
Common stock, $.01 par value; authorized shares: 50,000,000; issued shares: 1999, 27,040,492; 1998, 23,753,365; outstanding shares: 1999, 26,724,192; 1998, 23,387,173	**0.3**	0.2
Non-voting common stock, $.01 par value; authorized shares: 25,000,000; none issued and outstanding	**—**	—
Capital in excess of par value	**715.7**	566.0
Retained earnings	**346.4**	230.2
Management shareholder note	**(2.0)**	(2.0)
Accumulated other comprehensive income	**12.3**	0.5
Common stock held in treasury, at cost: 1999, 316,300 shares; 1998, 366,192 shares	**(15.2)**	(17.6)
Total stockholders' equity	**1,057.5**	777.3
Total Liabilities and Stockholders' Equity	**$2,970.7**	$1,846.1

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

millions of dollars

FOR THE YEAR ENDED DECEMBER 31,	1999	1998	1997
Operating			
Net earnings	**$ 132.3**	$ 94.7	$ 103.2
Adjustments to reconcile net earnings to net cash flows from operations:			
Non-cash charges (credits) to operations:			
Depreciation	**91.3**	74.8	70.4
Goodwill amortization	**32.1**	16.8	16.7
Deferred income tax provision	**(4.0)**	16.7	24.1
Other, principally equity in affiliate earnings	**(14.1)**	(11.4)	(11.8)
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
(Increase) decrease in receivables	**41.1**	(29.3)	(13.6)
Increase in inventories	**(19.0)**	(9.1)	(8.9)
(Increase) decrease in prepayments and deferred income taxes	**0.2**	(7.6)	(1.3)
Increase (decrease) in accounts payable and accrued expenses	**57.9**	3.0	(3.9)
Increase (decrease) in income taxes payable	**18.9**	(22.3)	23.9
Net change in other long-term assets and liabilities	**7.8**	6.3	(31.4)
Net cash provided by operating activities	**344.5**	132.6	167.4
Investing			
Capital expenditures	**(143.4)**	(122.2)	(135.1)
Investment in affiliates	**5.5**	(5.7)	(0.1)
Payments for businesses acquired, net of cash acquired	**(855.5)**	(65.4)	(42.4)
Proceeds from sales of businesses	**177.9**	51.8	5.8
Proceeds from other assets	**4.8**	13.9	2.7
Net cash used in investing activities	**(810.7)**	(127.6)	(169.1)
Financing			
Net increase (decrease) in notes payable	**(10.3)**	73.3	31.8
Additions to long-term debt	**621.8**	2.4	37.6
Reductions in long-term debt	**(150.0)**	(26.1)	(42.5)
Payments for purchase of treasury stock	**—**	(13.0)	(10.2)
Proceeds from stock options exercised	**0.7**	0.7	2.1
Dividends paid	**(15.5)**	(14.1)	(14.3)
Net cash provided by financing activities	**446.7**	23.2	4.5
Effect of exchange rate changes on cash and cash equivalents	**(2.8)**	2.4	(0.9)
Net increase (decrease) in cash and cash equivalents	**(22.3)**	30.6	1.9
Cash and cash equivalents at beginning of year	**44.0**	13.4	11.5
Cash and cash equivalents at end of year	**$ 21.7**	$ 44.0	$ 13.4
Supplemental Cash Flow Information			
Net cash paid during the year for:			
Interest	**$ 51.1**	$ 30.3	$ 27.1
Income taxes	**59.1**	36.8	28.9
Non-cash financing transactions:			
Issuance of common stock for acquisition	**$ 149.8**	$ —	$ —
Issuance of common stock for management notes	**—**	2.0	—
Issuance of common stock for Executive Stock Performance Plan	**1.1**	1.8	—

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

millions of dollars

	Number of Shares		Stockholders' Equity						Comprehensive Income
	Issued common stock	Common stock in treasury	Issued common stock	Capital in excess of par value	Treasury stock	Management shareholder note	Retained earnings	Accumulated other comprehensive income	
Balance, January 1, 1997	23,644,840	—	$ 0.2	$563.9	$ —	$ —	$ 61.8	$ 2.9	
Purchase of treasury stock	—	(212,100)	—	—	(10.2)	—	—	—	
Dividends declared	—	—	—	—	—	—	(14.3)	—	
Shares issued under stock option plans	110,025	1,500	—	2.1	—	—	—	—	
Net income	—	—	—	—	—	—	103.2	—	$103.2
Adjustment for minimum pension liability	—	—	—	—	—	—	—	5.7	5.7
Currency translation adjustment	—	—	—	—	—	—	—	(21.6)	(21.6)
Balance, December 31, 1997	23,754,865	(210,600)	$ 0.2	$566.0	$(10.2)	$ —	$150.7	$(13.0)	$ 87.3
Purchase of treasury stock	—	(273,200)	—	—	(13.0)	—	—	—	
Dividends declared	—	—	—	—	—	—	(14.1)	—	
Shares issued for management shareholder note	—	36,930	—	0.3	1.7	(2.0)	—	—	
Shares issued under stock option plans	—	43,614	—	(0.3)	2.1	—	(1.1)	—	
Shares issued under executive stock plan	—	35,564	—	—	1.8	—	—	—	
Non-voting common stock converted to voting common stock	(1,500)	1,500	—	—	—	—	—	—	
Net income	—	—	—	—	—	—	94.7	—	$ 94.7
Adjustment for minimum pension liability	—	—	—	—	—	—	—	1.7	1.7
Currency translation adjustment	—	—	—	—	—	—	—	11.8	11.8
Balance, December 31, 1998	23,753,365	(366,192)	$ 0.2	$566.0	$(17.6)	$(2.0)	$230.2	$ 0.5	$108.2
Dividends declared	**—**	**—**	**—**	**—**	**—**	**—**	**(15.5)**	**—**	
Shares issued for Kuhlman Acquisition	**3,287,127**	**—**	**0.1**	**149.7**	**—**	**—**	**—**	**—**	
Shares issued under stock option plans	**—**	**28,000**	**—**	**—**	**1.3**	**—**	**(0.6)**	**—**	
Shares issued under executive stock plan	**—**	**21,892**	**—**	**—**	**1.1**	**—**	**—**	**—**	
Net income	**—**	**—**	**—**	**—**	**—**	**—**	**132.3**	**—**	**$132.3**
Adjustment for minimum pension liability	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(0.1)**	**(0.1)**
Currency translation adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**11.9**	**11.9**
Balance, December 31, 1999	**27,040,492**	**(316,300)**	**$ 0.3**	**$715.7**	**$(15.2)**	**$(2.0)**	**$346.4**	**$ 12.3**	**$144.1**

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INTRODUCTION

BorgWarner Inc. (formerly Borg-Warner Automotive, Inc.) (the "Company") and Consolidated Subsidiaries is a leading global supplier of highly engineered systems and components primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport-utility vehicles, trucks, commercial transportation products and industrial equipment. Its products fall into five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems.

ONE *Summary of Significant Accounting Policies*

The following paragraphs briefly describe significant accounting policies.

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation The consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Short-term securities Short-term securities are valued at cost, which approximates market. It is the Company's policy to classify investments with original maturities of three months or less as cash equivalents for purposes of preparing the Consolidated Statements of Cash Flows. All short-term securities meet this criterion.

Accounts receivable In 1999, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $127.5 million to $153.0 million. Under this agreement, the Company has sold $150.0 million of accounts receivable as of December 31, 1999 and $125.0 million as of December 31, 1998. The gains or losses on sales were not material in 1999 or 1998. The agreement extends through December 2000.

Inventories Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method. Inventory held by U.S. operations was $96.2 million in 1999 and $66.3 million in 1998. Such inventories, if valued at current cost instead of LIFO, would have been greater by $6.3 million in both 1999 and 1998.

Property, plant and equipment and depreciation Property, plant and equipment are valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets ranging from 3 to 30 years. For income tax purposes, accelerated methods of depreciation are generally used.

Goodwill Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically evaluates the carrying value of goodwill to determine if adjustments to the amortization period or to the unamortized balance is warranted.

Revenue recognition The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Financial instruments Financial instruments consist primarily of investments in cash, short-term securities, receivables and debt securities and obligations under accounts payable and accrued expenses and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Footnote SIX and in the following paragraph.

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds have been recorded at their fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. They have been classified as investments available-for-sale in the other current assets section of the December 31, 1999 Consolidated Balance Sheet. The contractual maturities of these bonds are beyond five years.

Foreign currency The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues and expenses. The local currency is the functional currency for all of the Company's foreign subsidiaries, except for subsidiaries located

in Brazil. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders' equity.

New accounting pronouncements In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The Company is currently assessing the impact of this statement on the Company's results of operations, financial condition and cash flows. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS 133 by deferring for one year, the effective date of SFAS 133, to those fiscal years beginning after June 15, 2000.

TWO *Research and Development Costs*

The Company spent approximately $91.6 million, $65.1 million and $59.0 million in 1999, 1998 and 1997, respectively, on research and development activities. Not included in these amounts were customer-sponsored R&D activities of approximately $9.4 million, $8.4 million and $8.0 million in 1999, 1998 and 1997, respectively.

THREE *Equity in Affiliate Earnings and Other Income*

Items included in equity in affiliate earnings and other income consist of:

millions of dollars

DECEMBER 31,	1999	1998	1997
Equity in affiliate earnings	**$11.7**	$ 5.5	$14.0
Gain on sale of affiliate	**—**	3.3	—
Interest income	**1.1**	0.4	0.4
Gain (loss) on asset disposals, net	**0.3**	(0.1)	(3.7)
Other	**1.0**	1.2	2.5
	$14.1	$10.3	$13.2

FOUR *Income Taxes*

Income before taxes and provision for taxes consist of:

millions of dollars

	1999			1998			1997		
	U.S.	**Non-U.S.**	**Total**	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
Income before taxes	**$121.6**	**$85.4**	**$207.0**	$99.3	$41.4	$140.7	$115.7	$42.2	$157.9
Income taxes:									
Current :									
Federal/foreign	**$ 50.0**	**$21.2**	**$ 71.2**	$ 6.4	$18.5	$ 24.9	$ 19.8	$ 7.2	$ 27.0
State	**7.5**	**—**	**7.5**	4.4	—	4.4	3.6	—	3.6
	57.5	**21.2**	**78.7**	10.8	18.5	29.3	23.4	7.2	30.6
Deferred	**(9.5)**	**5.5**	**(4.0)**	14.8	1.9	16.7	19.0	5.1	24.1
Total income taxes	**$ 48.0**	**$26.7**	**$ 74.7**	$25.6	$20.4	$ 46.0	$ 42.4	$12.3	$ 54.7

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars

	1999	1998	1997
Income taxes at U.S. statutory rate of 35%	**$72.5**	$49.2	$55.3
Increases (decreases) resulting from:			
Income from non-U.S. sources	**(5.4)**	6.7	1.7
State taxes, net of federal benefit	**4.9**	2.9	2.3
Business tax credits, net	**(8.4)**	(8.5)	(2.5)
Affiliate earnings	**(4.1)**	(1.9)	(4.9)
Nontemporary differences and other	**15.2**	(2.4)	2.8
Income taxes as reported	**$74.7**	$46.0	$54.7

Following are the gross components of deferred tax assets and liabilities as of December 31, 1999 and 1998:

millions of dollars

	1999	1998
Deferred tax assets - current:		
Accrued costs related to divested operations	**$ 2.8**	$ 4.7
Deferred tax assets - noncurrent:		
Postretirement benefits	**$113.2**	$104.2
Pension	**1.5**	4.5
Other long-term liabilities and reserves	**45.8**	18.9
Foreign tax credits	**11.2**	9.2
Valuation allowance	**(11.2)**	(9.2)
Other	**40.3**	12.6
	200.8	140.2
Deferred tax liabilities - noncurrent:		
Fixed assets	**72.8**	77.1
Pension	**23.8**	20.6
Other	**85.4**	34.8
	182.0	132.5
Net deferred tax asset - noncurrent	**$ 18.8**	$ 7.7

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as the amounts are essentially permanent in nature. A valuation allowance has been provided for those foreign tax credits which are estimated to expire before they are utilized.

FIVE *Balance Sheet Information*

Detailed balance sheet data are as follows:

millions of dollars

DECEMBER 31,	1999	1998
Receivables:		
Customers	**$182.6**	$147.5
Other	**38.4**	40.6
	221.0	188.1
Less allowance for losses	**4.8**	2.7
Net receivables	**$216.2**	$185.4
Inventories:		
Raw material	**$ 76.4**	$ 57.3
Work in progress	**39.1**	32.7
Finished goods	**48.9**	25.7
Total inventories	**$164.4**	$115.7
Prepayments and other current assets:		
Investment in business held for disposition	**$129.0**	$ 16.8
Other	**24.2**	9.5
Total prepayments and other current assets	**$153.2**	$ 26.3
Investments and advances:		
NSK-Warner	**$154.1**	$133.6
Other	**6.2**	8.3
Total investments and advances	**$160.3**	$141.9
Other noncurrent assets:		
Deferred pension assets	**$ 65.1**	$ 54.1
Deferred tooling	**62.3**	53.1
Other	**25.2**	18.3
Total other noncurrent assets	**$152.6**	$125.5
Accounts payable and accrued expenses:		
Trade payables	**$222.9**	$164.3
Payroll and related	**60.4**	34.2
Insurance	**32.1**	18.4
Accrued costs related to divested operations	**11.7**	13.9
Warranties and claims	**20.0**	11.1
Other	**86.6**	35.0
Total accounts payable and accrued expenses	**$433.7**	$276.9
Other long-term liabilities:		
Environmental reserves	**$ 17.8**	$ 7.9
Other	**36.6**	31.2
Total other long-term liabilities	**$ 54.4**	$ 39.1

Dividends and other payments received from affiliates accounted for under the equity method totaled $5.5 million in 1999, $3.9 million in 1998 and $4.8 million in 1997.

Accumulated amortization of goodwill amounted to $148.7 million in 1999 and $117.8 million in 1998.

The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the years ended March 31, 1999, 1998 and 1997:

	millions of dollars		
MARCH 31,	**1999**	1998	1997
Balance sheets:			
Current assets	**$143.8**	$139.0	$145.7
Noncurrent assets	**137.4**	119.4	124.7
Current liabilities	**69.9**	68.0	74.1
Noncurrent liabilities	**6.9**	7.0	8.1
Statements of operations:			
Net sales	**$235.9**	$264.1	$296.5
Gross profit	**52.6**	64.7	82.6
Net income	**16.9**	21.5	29.0

SIX *Notes Payable and Long-Term Debt*

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 1999 and 1998 was 6.5% and 6.3%, respectively.

	millions of dollars			
	1999		1998	
DECEMBER 31,	**Current**	**Long-Term**	Current	Long-Term
Bank borrowings	**$131.1**	**$142.0**	$144.4	$69.5
Bank term loans due through 2003 (at an average rate of 5.3% in 1999 and 5.3% in 1998; and 7.7% at December 31, 1999)	**2.2**	**6.1**	0.2	25.5
7% Senior Notes due 2006, net of unamortized discount	**—**	**149.7**	—	149.7
6.5% Senior Notes due 2009, net of unamortized discount	**—**	**198.3**	—	—
8% Senior Notes due 2019, net of unamortized discount	**—**	**149.9**	—	—
7.125% Senior Notes due 2029, net of unamortized discount	**—**	**197.2**	—	—
Capital lease liabilities (at an average rate of 6.8% in 1999 and 7.2% in 1998)	**0.7**	**3.1**	0.4	3.8
Total notes payable and long-term debt	**$134.0**	**$846.3**	$145.0	$248.5

Annual principal payments required as of December 31, 1999 are as follows (in millions of dollars):

2000	$134.0
2001	149.1
2002	1.1
2003	0.3
2004	0.1
after 2004	695.7

The Company has a revolving credit facility which provides for borrowings up to $350 million through September, 2001. At December 31, 1999, $66.0 million of borrowings under the facility were outstanding; at December 31, 1998, the facility was unused. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

On February 22, 1999, the Company issued $200 million of 6.5% senior unsecured notes maturing in February 2009 and $200 million of 7.125% unsecured notes maturing in February 2029 to partially fund the acquisition of Kuhlman Corporation ("Kuhlman"). Interest is payable semiannually on February 15 and August 15.

On September 28, 1999, the Company issued $150 million of 8% senior unsecured notes maturing in September 2019 to partially fund the acquisition of the Fluid Power Division of Eaton Corporation ("Eaton"). Interest is payable semiannually on April 1 and October 1.

The indenture on the senior unsecured notes contains certain covenants including, among others, covenants limiting liens, sale/leaseback transactions, mergers and the sale of substantially all of the Company's assets.

Bank term loans of $8.3 million outstanding at December 31, 1999 are subject to annual reductions of $2.2 million in 2000, $4.9 million in 2001, $1.0 million in 2002, and $0.2 million in 2003.

As of December 31, 1999 and 1998, the estimated fair values of the Company's senior unsecured notes totaled $651.6 million and $154.0 million, respectively. The estimated fair values were $43.5 million higher in 1999, and $4.3 million lower in 1998, than their respective carrying values. The fair value of all other debt instruments is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates for borrowings with similar terms and maturities. Fair market values are estimated by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair-value estimates do not necessarily reflect the values the Company could realize in the current markets.

SEVEN *Retirement Benefit Plans*

The Company has a number of defined benefit pension plans and other postretirement benefit plans covering eligible salaried and hourly employees. The other postretirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

millions of dollars

	Pension Benefits		Postretirement Benefits	
	1999	1998	**1999**	1998
Change in benefit obligation:				
Benefit obligation at				
beginning of year	**$345.8**	$330.1	**$ 296.8**	$ 271.2
Service cost	**6.2**	5.4	**4.8**	4.6
Interest cost	**22.6**	21.7	**21.1**	18.7
Plan participants' contributions	**0.2**	0.3	**—**	—
Amendments	**—**	0.3	**(0.5)**	(0.1)
Net actuarial (gain) loss	**(32.1)**	13.2	**(26.6)**	28.6
Acquisitions/divestitures	**43.7**	—	**29.4**	—
Currency translation	**(8.6)**	2.8	**—**	—
Curtailments	**(0.3)**	(3.8)	**—**	(6.8)
Settlements	**(17.3)**	(3.5)	**(0.5)**	(2.7)
Special termination benefits	**—**	1.8	**—**	0.9
Benefits paid	**(26.2)**	(22.5)	**(24.4)**	(17.6)
Benefit obligation at end of year	**$334.0**	$345.8	**$300.1**	$296.8
Change in plan assets:				
Fair value of plan assets at				
beginning of year	**$378.7**	$328.2		
Actual return on plan assets	**50.5**	63.7		
Acquisitions/divestitures	**45.6**	—		
Employer contributions	**4.0**	12.5		
Plan participants' contributions	**0.2**	0.3		
Currency translation	**(3.7)**	0.6		
Settlements	**(18.1)**	(4.1)		
Benefits paid	**(26.2)**	(22.5)		
Fair value of plan assets at				
end of year	**$431.0**	$378.7		
Reconciliation of funded status:				
Funded status	**$97.0**	$32.9	**$(300.1)**	$(296.8)
Unrecognized net actuarial				
(gain) loss	**(71.1)**	(23.0)	**(3.2)**	23.1
Unrecognized transition asset	**(0.8)**	(0.9)		
Unrecognized prior service cost	**6.7**	7.6	**(0.7)**	(0.3)
Net amount recognized	**$ 31.8**	$ 16.6	**$(304.0)**	$(274.0)
Amounts recognized in the consolidated balance sheets:				
Prepaid benefit cost	**$ 65.1**	$ 54.1	**$ —**	$ —
Accrued benefit liability	**(33.5)**	(37.5)	**(304.0)**	(274.0)
Accumulated other				
comprehensive income	**0.2**	—	**—**	—
Net amount recognized	**$ 31.8**	$ 16.6	**$(304.0)**	$(274.0)

millions of dollars

FOR THE YEAR ENDED DECEMBER 31,	Pension Benefits 1999	1998	1997	Other Postretirement Benefits 1999	1998	1997
Components of net periodic benefit cost:						
Service cost	**$ 6.2**	$ 5.4	$ 4.5	**$ 4.8**	$ 4.6	$ 4.1
Interest cost	**22.6**	21.7	21.8	**21.1**	18.7	19.0
Expected return on plan assets	**(34.7)**	(28.6)	(24.6)			
Amortization of unrecognized transition asset	**(0.2)**	(0.2)	(0.2)			
Amortization of unrecognized prior service cost	**1.2**	1.5	1.5			
Amortization of unrecognized loss	**—**	—	0.5			
Settlement loss	**0.8**	—	—			
Curtailment gain	**(0.3)**	(0.8)	—			
Net periodic benefit cost (income)	**$ (4.4)**	$ (1.0)	$ 3.5	**$25.9**	$23.3	$23.1

The Company's weighted-average assumptions used as of December 31 in determining the pension costs and pension liabilities shown above were as follows:

percent

	Pension Benefits 1999	1998	1997	Other Postretirement Benefits 1999	1998	1997
U.S. plans:						
Discount rate	**8.0**	6.75	7.0	**8.0**	6.75	7.0
Rate of salary progression	**4.5**	4.5	4.5			
Expected return on plan assets	**9.5**	9.5	9.5			
Foreign plans:						
Discount rate	**5.5-6.0**	5.0-6.0	6.0-6.75			
Rate of compensation increase	**2.5-4.0**	2.5-4.5	2.5-5.5			
Expected return on plan assets	**6.0**	6.0	6.0-7.0			

Certain plans which had been underfunded in 1998 became overfunded in 1999. The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

millions of dollars

	1999	1998
Accumulated benefit obligation	**$30.6**	$52.0
Plan assets	**—**	26.4
Deficiency	**$30.6**	$25.6

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 5.25% in 2000 and for each future year. A one-percentage point change in the assumed health care cost trend would have the following effects:

millions of dollars

	One Percentage Point Decrease	Increase
Effect on postretirement benefit obligation	$39.9	$(31.8)
Effect on total service and interest cost components	$ 4.9	$ (3.9)

EIGHT *Stock Incentive Plans*

Stock option plans Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase up to 1,500,000 shares of the Company's common stock at the fair market value on the date of grant. The options vest over periods up to three years and have a term of ten years from date of grant. There are 778,975 outstanding options at December 31, 1999. There are also 82,300 fully vested options outstanding at December 31, 1999 that were granted under a predecessor plan.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock options grants.

A summary of the two plans' shares under option at December 31, 1999, 1998 and 1997 follows:

	1999		1998		1997	
	Shares (thousands)	**Weighted-average exercise price**	Shares (thousands)	Weighted-average exercise price	Shares (thousands)	Weighted-average exercise price
Outstanding at beginning of year	**654**	**$38.85**	471	$30.72	461	$21.57
Granted	**266**	**53.25**	242	51.76	130	53.48
Exercised	**(28)**	**22.35**	(44)	17.44	(111)	19.14
Forfeited	**(31)**	**52.03**	(15)	53.42	(9)	35.34
Outstanding at end of year	**861**	**$43.37**	654	$38.85	471	$30.72
Options exercisable at year-end	**328**		294		323	
Options available for future grants	**511**					

The following table summarizes information about the options outstanding at December 31, 1999:

	Options Outstanding			*Options Exercisable*	
Range of exercise prices	Number outstanding (thousands)	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable (thousands)	Weighted-average exercise price
$16.56 – 18.83	82	1.5	$17.85	82	$17.85
$22.50 – 44.19	214	4.5	27.14	196	25.91
$50.91 – 53.44	237	8.4	51.82	1	51.41
$53.88 – 57.31	328	9.0	54.22	49	55.05
$16.56 – 57.31	861	7.0	$43.37	328	$28.32

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	1999	1998	1997
Risk-free interest rate	**5.43%**	5.57%	6.35%
Dividend yield	**1.49%**	1.16%	1.67%
Volatility factor	**31.88%**	31.37%	27.64%
Weighted-average expected life	**6.5 years**	6.5 years	7 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share, adjusted to include pro forma expense related to options, are as follows:

millions of dollars except per share and option amounts	1999	1998	1997
Net earnings – as reported	**$132.3**	$94.7	$103.2
Net earnings – pro forma	**130.7**	93.1	102.9
Earnings per share – as reported (basic)	**5.10**	4.03	4.35
Earnings per share – as reported (diluted)	**5.07**	4.00	4.31
Earnings per share – pro forma (basic)	**5.04**	3.96	4.34
Earnings per share – pro forma (diluted)	**5.01**	3.93	4.30
Weighted-average fair value of options granted during the year	**19.45**	18.52	19.60

Executive stock performance plan The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 1999 and 1998, the amounts earned under the plan and accrued over the three-year periods were $2.0 million and $4.3 million, respectively. Under this plan, 21,892 shares and 35,564 shares were issued in 1999 and 1998, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

Earnings per share In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 130,000, 197,000 and 251,000 for 1999, 1998 and 1997, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

NINE *Other Comprehensive Income*

The tax effects of the components of other comprehensive income in the Consolidated Statements of Stockholders' Equity are as follows:

millions of dollars

FOR THE YEAR ENDED DECEMBER 31,	1999	1998	1997
Foreign currency translation adjustment	**$18.6**	$17.6	$(33.0)
Income taxes	**(6.7)**	(5.8)	11.4
Net foreign currency translation adjustment	**11.9**	11.8	(21.6)
Minimum pension liability adjustment	**(0.2)**	2.5	8.7
Income taxes	**0.1**	(0.8)	(3.0)
Net minimum pension liability adjustment	**(0.1)**	1.7	5.7
Other comprehensive income (loss)	**$11.8**	$13.5	$(15.9)

The components of accumulated other comprehensive income (net of tax) in the Consolidated Balance Sheets are as follows:

millions of dollars

DECEMBER 31,	1999	1998
Foreign currency translation adjustment	**$12.4**	$0.5
Minimum pension liability adjustment	**(0.1)**	—
Accumulated other comprehensive income	**$12.3**	$0.5

TEN *Contingent Liabilities*

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 40 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 1999 of approximately $17.8 million. The Company expects this amount to be expended over the next three to five years.

The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

ELEVEN *Acquisitions and Divestitures*

ACQUISITIONS

Kuhlman Corporation

On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman for a purchase price of $693.0 million in a merger transaction (the "merger"). The Company funded the transaction by issuing 3,287,127 shares of the Company's common stock valued at $149.8 million and borrowing $543.2 million in cash. Subject to the provisions of the Agreement and Plan of Merger among the Company, BWA Merger Corp., and Kuhlman, dated as of December 17, 1998, each outstanding share of Kuhlman common stock was converted into the right to receive (1) $39.00 in cash, without interest, or (2) $39.00 worth of shares of BorgWarner Inc. common stock. In addition, the Company assumed additional indebtedness for the settlement of certain long-term incentive programs and severance programs, which amounted to approximately $14 million, net of tax benefits. Substantially all of such payments were made prior to closing, excluding the tax benefit, and are included in Kuhlman's debt balance at the date of the merger. Subsequent to the merger, the Company refinanced Kuhlman's existing indebtedness assumed of $131.6 million.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These businesses manufactured transformers for the utility industry and wire and cable for utilities and other industries. These products did not fit the Company's strategic direction and, at the time of the merger, the Company announced that it intended to sell the businesses by the end of the year. These businesses were accounted for as businesses held for sale during 1999, and as such, no sales or income between the date of acquisition and their dates of sale was included in the consolidated results of the Company.

As of December 31, 1999, the Company has completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for a net sale price of $120.1 million, including debt securities with a face value of $15.0 million. The sale of Coleman Cable for a net sales price of $137.3 million to a group of equity investors, closed into escrow as of December 30 and cleared escrow on January 4, 2000. Proceeds included debt securities with a face value

of $15.3 million. See Note ONE for the carrying value of debt securities related to the sales. Proceeds from the sales were used to repay indebtedness. In the December 31, 1999 Consolidated Balance Sheet, the Company's net investment in Coleman Cable, is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products business compared with the total Kuhlman business.

The Company has accounted for the merger as a purchase for financial reporting purposes. Accordingly, the Consolidated Statements of Operations include Kuhlman's results since the date of acquisition. The purchase price of Kuhlman is calculated as the sum of the value of the equity issued, the net cash paid, and the Company's transaction costs. An allocation of the purchase price has been performed with the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired, less the liabilities assumed and incurred, recorded as goodwill to be amortized over a period of 40 years using the straight-line method. The calculation of the purchase price is as follows:

	millions of dollars
Cash paid	$536.4
BorgWarner Inc. common stock ussued	149.8
Transaction costs	6.8
Total purchase price	$693.0

The purchase price has been allocated as follows:

	millions of dollars
Fair value of assets acquired	$ 242.3
Estimated proceeds from disposition of businesses, net of tax	205.6
Goodwill	497.7
Liabilities assumed	(252.6)
	$ 693.0

Eaton Corporation's Fluid Power Division

On October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division ("Fluid Power Acquisition"), one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry. The calculation of the purchase price is as follows:

	millions of dollars
Cash paid	$310.0
Estimated future payments due to Eaton Corporation	8.1
Transaction costs	3.6
Total purchase price	$321.7

The acquisition was accounted for using the purchase method of accounting. Accordingly, the Consolidated Statements of Operations include Eaton Fluid Power's results since the date of acquisition. The purchase price was allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed has been accounted for as goodwill and is being amortized over 20 years using the straight-line method.

The purchase price has been allocated as follows:

	millions of dollars
Fair value of assets acquired	$ 91.1
Goodwill	255.1
Liabilities assumed	(24.5)
	$321.7

The following unaudited pro forma information has been prepared assuming that both the Kuhlman merger and the Fluid Power Acquisition had occurred at the beginning of 1998, and includes adjustments for estimated amounts of goodwill amortization, increased interest expense on borrowings incurred to finance the transactions, elimination of expenses related to Kuhlman's corporate headquarters which has been closed, exclusion of revenues, costs and expenses for Kuhlman's electrical products businesses, including an allocation of goodwill amortization and interest expense, and the tax effects of all the preceding adjustments. Sales from divested operations of $41.3 million in 1999 and $121.1 million in 1998 are included in the pro forma sales amounts.

millions of dollars except per share amounts		
YEAR ENDED DECEMBER 31,	**1999**	1998
Net sales	**$2,684.4**	$2,482.4
Net earnings	**134.8**	105.7
Net earnings per share		
Basic	**5.04**	3.95
Diluted	**5.03**	3.92

The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the transactions been consummated at the beginning of 1998, nor is it necessarily indicative of the results of operations that may occur in the future.

AG Kühnle, Kopp & Kausch

On October 31, 1997, the Company acquired 63% of the capital stock of AG Kühnle, Kopp & Kausch ("AG Kühnle"), a German manufacturer of turbochargers and turbomachinery, for $42.4 million. The Company accounted for the acquisition of the turbocharger business as a purchase and began consolidating it in October 1997. Because AG Kühnle's turbomachinery business did not fit the Company's strategic plan, the turbomachinery business was not consolidated and the net carrying value was included in prepayments and other current assets as a business to be disposed.

On October 31, 1998, the Company purchased 100% of the net assets of the turbocharger business from AG Kühnle for $95.7 million, renaming it 3K-Warner Turbosystems. Included in 1998 results of operations are sales of $182.9 million and net earnings of $3.3 million (net of minority interest of $1.1 million that existed prior to November 1, 1998). During 1999, the Company received a dividend payment of $30.3 million and other amounts from AG Kühnle which were slightly in excess of the Company's remaining carrying value in AG Kühnle. The Company intends to realize its remaining ownership of AG Kühnle as soon as is practicable.

DIVESTITURES

Forged Powder Metal Race Business

In October 1999, the Company sold its one-way clutch forged powder metal race business in Gallipolis, Ohio to GKN Sinter Metals, Inc., a subsidiary of UK-based GKN plc. GKN initially paid the Company $45.5 million in the fourth quarter, subject to a post-closing adjustment. No significant gain or loss was recorded on this sale. The forged powder metal business was originally acquired as part of the Company's purchase of the Precision Forged Products Division of Federal-Mogul Corporation in 1995.

TWELVE *Operating Segments and Related Information*

The Company's business comprises five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. These reportable segments are strategic business units which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluates performance based on earnings before interest and taxes, which emphasizes realization of a satisfactory return on the total capital invested in each operating unit. Intersegment sales, which are not significant, are recorded at market prices.

Operating Segments

millions of dollars

	Sales			Earnings Before Interest and Taxes	Year End Assets	Depreciation/ Amortization	Long-Lived Assets Expenditures[d]
	Customers	Inter-segment	Net				
1999							
Air/Fluid Systems	**$ 484.4**	**$ 7.1**	**$ 491.5**	**$ 44.9**	**$ 457.1**	**$ 20.7**	**$ 15.6**
Cooling Systems[b]	**140.2**	**2.6**	**142.8**	**18.2**	**560.8**	**11.4**	**7.7**
Morse TEC	**829.9**	**26.1**	**856.0**	**112.9**	**1,081.6**	**46.1**	**89.7**
TorqTransfer Systems	**560.9**	**2.4**	**563.3**	**41.2**	**261.3**	**18.5**	**31.0**
Transmission Systems	**405.2**	**8.2**	**413.4**	**54.1**	**356.0**	**22.7**	**21.1**
Divested operations[a]	**38.0**	**3.3**	**41.3**	**(5.0)**	**—**	**2.4**	**3.7**
Intersegment eliminations	**—**	**(49.7)**	**(49.7)**	**—**	**—**	**—**	**—**
Total	**2,458.6**	**—**	**2,458.6**	**266.3**	**2,716.8**	**121.8**	**168.8**
Corporate, including equity in affiliates	**—**	**—**	**—**	**(10.1)**	**260.4[c]**	**1.6**	**—**
Consolidated	**$2,458.6**	**$ —**	**$2,458.6**	**$256.2**	**$2,977.2**	**$123.4**	**$168.8**
1998							
Air/Fluid Systems	$ 343.9	$ 7.5	$ 351.4	$ 25.1	$ 380.0	$ 17.2	$ 21.0
Morse TEC	511.4	24.8	536.2	78.5	649.0	29.0	60.3
TorqTransfer Systems	516.4	2.4	518.8	28.4	288.1	17.7	13.4
Transmission Systems	346.4	8.6	355.0	42.7	386.6	21.1	22.7
Divested operations[a]	118.7	2.4	121.1	2.0	62.1	5.0	15.9
Intersegment eliminations	—	(45.7)	(45.7)	—	(4.9)	—	
Total	1,836.8	—	1,836.8	176.7	1,760.9	90.0	133.3
Corporate, including equity in affiliates	—	—	—	(9.1)	85.2[c]	1.6	3.7
Consolidated	$1,836.8	$ —	$1,836.8	$167.6	$1,846.1	$ 91.6	$137.0
1997							
Air/Fluid Systems	$ 330.0	$ 12.4	$ 342.4	$ 15.1	$ 383.6	$ 16.2	$ 20.0
Morse TEC	318.3	30.7	349.0	64.7	488.8	24.8	47.8
TorqTransfer Systems	610.8	2.8	613.6	46.4	270.3	17.5	41.7
Transmission Systems	359.2	10.2	369.4	56.4	377.1	21.5	26.8
Divested operations[a]	148.7	1.5	150.2	(3.2)	105.6	5.2	30.1
Intersegment eliminations	—	(57.6)	(57.6)	—	(5.3)	—	—
Total	1,767.0	—	1,767.0	179.4	1,620.1	85.2	166.4
Corporate, including equity in affiliates	—	—	—	3.1	116.2[c]	1.9	—
Consolidated	$1,767.0	$ —	$1,767.0	$182.5	$1,736.3	$ 87.1	$166.4

(a) The forged powder metal race business was sold in 1999. The torque converter and connecting rod businesses were sold in 1998.
(b) Cooling Systems was added in 1999.
(c) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred taxes and investments and advances.
(d) Long-lived asset expenditures includes capital spending and additions to non-perishable tooling, net of customer reimbursements.

The following table reconciles segments' earnings before interest and income taxes to consolidated earnings before income taxes.

millions of dollars

	1999	1998	1997
Earnings before interest and income taxes	**$256.2**	$167.6	$182.5
Interest expense and finance charges	**(49.2)**	(26.9)	(24.6)
Earnings before income taxes	**$207.0**	$140.7	$157.9

Geographic information No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK Warner (Note FIVE) amounting to $154.1 million at December 31, 1999 is excluded from the definition of long-lived assets, as are goodwill and certain other noncurrent assets.

millions of dollars

	Net Sales			Long-Lived Assets		
	1999	1998	1997	**1999**	1998	1997
United States	**$1,848.4**	$1,410.0	$1,485.2	**$574.1**	$494.9	$508.7
Europe:						
Germany	**325.6**	264.2	98.9	**128.9**	91.7	76.1
Other Europe	**165.6**	93.6	89.6	**67.1**	55.5	51.6
Total Europe	**491.2**	357.8	188.5	**196.0**	147.2	127.7
Other Foreign	**119.0**	69.0	93.3	**89.2**	56.3	43.2
Total	**$2,458.6**	$1,836.8	$1,767.0	**$859.3**	$698.4	$679.6

Sales to major customers Consolidated sales included sales to Ford Motor Company of approximately 31%, 36% and 43%; to Daimler-Chrysler of approximately 19%, 19% and 14%; and to General Motors Corporation of approximately 13%, 16% and 20% for the years ended December 31, 1999, 1998 and 1997, respectively. No other single customer accounted for 10% or more of consolidated sales in any year between 1997 and 1999. Such sales consisted of a variety of products to a variety of customer locations worldwide. Each of the five operating segments had significant sales to all three of the customers listed above.

Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 1999 and 1998 interim results of operations. Certain 1999 and 1998 quarterly amounts have been reclassified to conform to the annual presentation.

millions of dollars except per share amounts

	1999					1998				
QUARTER ENDED,	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Year 1999**	March 31	June 30	Sept. 30	Dec. 31	Year 1998
Net sales	**$551.3**	**$640.8**	**$589.7**	**$676.8**	**$2,458.6**	$464.7	$451.3	$431.6	$489.2	$1,836.8
Cost of sales	**424.4**	**491.7**	**458.6**	**513.8**	**1,888.5**	365.7	359.4	340.4	385.2	1,450.7
Depreciation	**20.5**	**22.8**	**22.6**	**25.4**	**91.3**	19.3	19.3	18.9	17.3	74.8
Selling, general and administrative expenses	**42.4**	**53.5**	**51.0**	**56.4**	**203.3**	37.2	34.5	34.1	29.3	135.1
Minority interest	**0.4**	**0.4**	**0.4**	**0.1**	**1.3**	0.7	0.8	0.9	(0.3)	2.1
Goodwill amortization	**5.7**	**7.7**	**7.7**	**11.0**	**32.1**	4.2	4.2	4.3	4.1	16.8
Equity in affiliate earnings and other income	**(2.5)**	**(4.6)**	**(3.9)**	**(3.1)**	**(14.1)**	(5.5)	(2.9)	(0.5)	(1.4)	(10.3)
Earnings before interest expense, finance charges and income taxes	**60.4**	**69.3**	**53.3**	**73.2**	**256.2**	43.1	36.0	33.5	55.0	167.6
Interest expense and finance charges	**8.6**	**12.6**	**10.5**	**17.5**	**49.2**	6.0	7.0	7.6	6.3	26.9
Earnings before income taxes	**51.8**	**56.7**	**42.8**	**55.7**	**207.0**	37.1	29.0	25.9	48.7	140.7
Provision for income taxes	**19.7**	**20.4**	**15.4**	**19.2**	**74.7**	11.1	9.4	8.6	16.9	46.0
Net earnings	**$ 32.1**	**$ 36.3**	**$ 27.4**	**$ 36.5**	**$ 132.3**	$ 26.0	$ 19.6	$ 17.3	$ 31.8	$ 94.7
Net earnings per share – basic	**$ 1.33**	**$ 1.36**	**$ 1.03**	**$ 1.36**	**$ 5.10**	$ 1.10	$ 0.84	$ 0.74	$ 1.35	$ 4.03
Net earnings per share – diluted	**$ 1.32**	**$ 1.35**	**$ 1.02**	**$ 1.36**	**$ 5.07**	$ 1.09	$ 0.83	$ 0.73	$ 1.35	$ 4.00

SELECTED FINANCIAL DATA

millions of dollars except per share data

FOR THE YEAR ENDED DECEMBER 31,	**1999**	1998	1997	1996	1995
Statement of Operations Data					
Net sales	**$2,458.6**	$1,836.8	$1,767.0	$1,540.1	$1,329.1
Cost of sales	**1,888.5**	1,450.7	1,375.4	1,205.5	1,044.9
Depreciation	**91.3**	74.8	70.4	71.3	68.0
Selling, general and administrative expenses	**203.3**	135.1	132.0	122.7	97.8
Minority interest	**1.3**	2.1	3.2	2.6	2.0
Goodwill amortization	**32.1**	16.8	16.7	13.5	9.6
Loss on sale of business	**—**	—	—	61.5[a]	—
Equity in affiliate earnings and other income	**(14.1)**	(10.3)	(13.2)	(13.1)	(18.6)
Interest expense and finance charges	**49.2**	26.9	24.6	21.4	14.2
Provision for income taxes	**74.7**	46.0	54.7	12.9	37.0
Net earnings	**$ 132.3**	$ 94.7	$ 103.2	$ 41.8	$ 74.2
Net earnings per share - basic	**$ 5.10**	$ 4.03	$ 4.35	$ 1.77[a]	$ 3.18
Average shares outstanding (thousands) - basic	**25,948**	23,479	23,683	23,564	23,303
Net earnings per share - diluted	**$ 5.07**	$ 4.00	$ 4.31	$ 1.75[a]	$ 3.15
Average shares outstanding (thousands) - diluted	**26,078**	23,676	23,934	23,830	23,570
Cash dividend declared per share	**$ 0.60**	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Balance Sheet Data (at end of period)					
Total assets	**$2,970.7**	$1,846.1	$1,736.3	$1,623.6	$1,335.2
Total debt	**980.3**	393.5	338.1	317.3	134.7

(a) The Company recorded a pretax loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, results in an after-tax charge of $35.0 million, or $1.49 per share.

Company Information

BorgWarner Inc.
200 South Michigan Avenue
Chicago, IL 60604
312-322-8500

Stock Listing

Shares are listed and traded on the New York Stock Exchange.
Ticker symbol: BWA.

	High	Low
Fourth Quarter 1999	$ 43 3/8	$ 36 3/4
Third Quarter 1999	57 7/8	40 7/8
Second Quarter 1999	60	46 3/8
First Quarter 1999	56	42 7/16

	High	Low
Fourth Quarter 1998	$ 55 13/16	$ 33 5/16
Third Quarter 1998	51 9/16	37 1/16
Second Quarter 1998	68 1/8	43 11/16
First Quarter 1998	64 1/2	49 5/8

Dividends

The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 15 cents per share of common stock was declared on January 20, 2000, payable February 15, 2000, to stockholders of record on February 1, 2000. The current practice is subject to review and change at the discretion of the Board of Directors.

Stockholders

As of December 31, 1999, there were 3,304 holders of record and an estimated 10,000 beneficial holders.

Annual Meeting of Stockholders

The 2000 annual meeting of stockholders will be held on Wednesday, April 26, 2000, beginning at 11:00 a.m. on the 19th floor of the Company's headquarters at 200 South Michigan Avenue in Chicago.

Securities Information

ChaseMellon Shareholder Services is the transfer agent, registrar and dividend dispersing agent for BorgWarner common stock. Communications concerning stock transfer, change of address, lost stock certificates or proxy statements for the annual meeting should be directed to:

ChaseMellon Shareholder Services for BorgWarner
450 West 33rd Street, 15th Floor
New York, NY 10001
800-851-4229
http://www.cmssonline.com

Investor Inquiries

Financial investors and securities analysts requiring financial reports, interviews or other information should contact Mary Brevard, Director of Investor Relations and Communications, at the Company's headquarters, 312-322-8683.

Form 10-K Report

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders without charge through the Company's internet homepage or by writing the Investor Relations and Communications Department at the Company's headquarters or by calling 312-322-8524.

Dividend Reinvestment and Stock Purchase Plan

The BorgWarner Dividend Reinvestment and Stock Purchase Plan has been established so that anyone can make direct purchases of BorgWarner common stock and reinvest dividends. The Company pays the brokerage commissions on purchases. To receive a prospectus and enrollment package, contact ChaseMellon at 800-842-7629. Questions about the plan can be directed to ChaseMellon at 800-851-4229. Information is also available through the Company's internet homepage.

Internet Homepage

For current news, stock quotes and other information on BorgWarner, visit our new Internet Homepage: www.bwauto.com.

DIRECTORS



Phyllis Bonanno (2)
President
Columbia College



Dr. Andrew F. Brimmer (2)
President
Brimmer & Company, Inc.



William E. Butler (3,4)
Chairman and Chief
Executive Officer, Retired
Eaton Corporation



Jere A. Drummond (1,3,4)
Vice Chairman
BellSouth Corporation



John F. Fiedler (1)
Chairman and Chief
Executive Officer
BorgWarner Inc.



Paul E. Glaske (3,4)
Chairman, President and
Chief Executive Officer, Retired
Blue Bird Corporation



Ivan W. Gorr (4)
Chairman and
Chief Executive Officer, Retired
Cooper Tire & Rubber Company



James J. Kerley (2)
Chairman, Retired
Rohr, Inc.



Alexis P. Michas (1,2)
Managing Partner and
Director
Stonington Partners, Inc.



John Rau (2,3)
President and
Chief Executive Officer
Chicago Title Corporation

EXECUTIVE OFFICERS

John F. Fiedler
Chairman and Chief Executive Officer

Lawrence B. Skatoff
Executive Vice President and
Chief Financial Officer

Gary P. Fukayama
Executive Vice President
Group President and General Manager,
Air/Fluid Systems

Ronald M. Ruzic
Executive Vice President
Group President and General Manager,
Morse TEC and Turbo Systems

Robert D. Welding
Executive Vice President
President and General Manager,
Transmission Systems

Timothy M. Manganello
Vice President
President and General Manager,
TorqTransfer Systems

John J. McGill
Vice President
President and General Manager,
Cooling Systems

F. Lee Wilson
Vice President
President and General Manager,
Turbo Systems

Jeffrey L. Obermayer
Vice President and Treasurer

William C. Cline
Vice President and Controller

Christopher A. Gebelein
Vice President, Business Development

Laurene H. Horiszny
Vice President, General Counsel and
Secretary

John A. Kalina
Vice President and Chief Information Officer

Geraldine Kinsella
Vice President, Human Resources

COMMITTEES OF THE BOARD

1 Executive Committee
2 Finance and Audit Committee
3 Compensation Committee
4 Board Affairs Committee

BorgWarner
200 SOUTH MICHIGAN AVENUE | CHICAGO, IL 60604